March 16, 2011

VIA EDGAR
U. S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
ATTN: John R. Zitko

Re:	ActiveCare, Inc. Form 10-K for the Year ended September 30, 2010 Filed November 30, 2010 File No. 000-53570
Dear Mr. Zitko:

Thank you for our conversation this afternoon regarding the comment letter of the Staff of the Commission dated March 1, 2011, referencing the Form 10-K filed by ActiveCare, Inc. (the “Company”) for the year ended September 30, 2010.  This will confirm that the Company will file an amendment to the Form 10-K together with a written response to the Staff’s letter on or before March 25, 2011.

Per your request, contact information for the Company and its legal and accounting representatives is as follows:

Company:	Michael G. Acton, Chief Financial Officer
ActiveCare, Inc.
5095 West 2100 South
Salt Lake City, UT 84120
Phone: 801-974-9474
Email: macton@activecare.com
Facsimile: 801-974-9553

Legal:	Kevin R. Pinegar
Durham Jones & Pinegar
111 East Broadway, Suite 900
Salt Lake City, Utah 84111
Phone: (801) 415-3000
Email: kpinegar@djplaw.com
Facsimile: (801) 415-3500

Thank you for your assistance in this matter.

Very truly yours,

ActiveCare, Inc.

Michael G. Acton
Chief Financial Officer